U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                            SEC FILE NUMBER: 0-29126
                            CUSIP NUMBER: 476142 10 4

                [ ]Form 10-K and Form 10-KSB [ ]Form 20-F [ ]Form 11-K
                          [X]Form 10-Q and Form 10-QSB


                      For Period Ended: September 30, 1999

                     [ ] Transition Report on Form 10-K
                     [ ] Transition Report on Form 20-F
                     [ ] Transition Report on Form 11-K
                     [ ] Transition Report on Form 10-Q
                     [ ] Money Market Fund Rule 30b3-1 Filing

                      For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates: N/A

Part I.  Registrant Information.

The Registrant is Jenna Lane, Inc. (the "Company") and has an address at 1407 Broadway, Suite 2400, New York, New York 10018.

Part II. Rules 12b-25 (b) and (c)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III.         Narrative

         State below in reasonable detail the reasons why the Form 10-K, Form 10-KSB, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

         The Form 10-Q for the quarter ended September 30, 1999 for the Company could not be filed within the prescribed period because the Company was unable to complete certain information key to filing a timely and accurate report on the internal financial aspects of the Company. Such inability could not have been eliminated by the registrant without unreasonable effort or expense.

Part IV. Other Information

         (1) Name and telephone number of person to contact in regard to this notification:

                  David N. Feldman, Esq.    (212) 869-7000

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                      [X] Yes          [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?
                      [X] Yes           [  ] No


                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                JENNA LANE, INC.
                            Rule 12b-25 Notification
                                Part IV, Item (3)


         The Company anticipates that its results of operations for the six months ended September 30, 1999 will reflect a net loss of approximately $900,000, compared to net income of $717,000 for the corresponding six months ended September 30, 1998. The net loss for the three months ended September 30, 1999 of approximately $730,000 compares to net income of $348,000 for the corresponding three months in the prior year.

         The Company currently believes that the expected loss is primarily attributable to the following factors:

* Sales volume, although increasing more than 20% from a year ago, did not achieve planned sales. However, increased selling and general and administrative expenses were incurred in anticipation of higher volume.

* Erosion of gross margin resulting from liquidation of certain excess import inventories during the quarter.

* Domestic production and distribution inefficiencies affected scheduled shipments and resulted in significantly greater customer claims and allowances than the Company had historically experienced.

* The payment of $165,000 in settlement of the Company's litigation involving its license with U.S. Polo Association.

                                Jenna Lane, Inc.


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




         Date:    November 15, 1999         By:   /s/ Gary Coffey
                                                Gary Coffey
                                            Vice President and
                                           Chief Operating Officer